Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” and the other relevant sections of this news release.

BCE reports second quarter 2020 results

●	Results underscore resiliency of BCE’s operations, leading broadband networks and strong financial position despite COVID-19 impacts across the business
●	Strong cash flows from operating activities up 22.4% to $2,562 million; free cash flow grew 49.7% to $1,611 million
●	$5.4 billion of liquidity at end of Q2 provides ample financial flexibility to execute planned 2020 capital investments and BCE common share dividend payments
●	50,121 total wireless, retail Internet and IPTV net customers added in Q2 despite significantly reduced commercial activity; surpassed 10 million wireless subscribers
●	BCE adjusted EBITDA down 9.4% as consolidated margin remained essentially stable at 43.5% on 8.9% reduction in operating costs
●	Building the best networks: Fibre build program now 55% complete; 400,000 rural locations equipped with Wireless Home Internet technology; launched Canada’s largest mobile 5G network
●	Net earnings of $294 million with net earnings attributable to common shareholders of $237 million, or $0.26 per common share; adjusted net earnings of $573 million generated adjusted EPS of $0.63
●	Common share dividend of $0.8325 declared for Q3, up 5% over last year

MONTRÉAL, August 6, 2020 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2020.

“Even as the impacts of COVID-19 on all sectors of the economy accelerated in the second quarter, Bell continued to expand our next-generation networks in urban and rural Canada, grew broadband wireless and wireline market share with a focus on customer experience, and delivered the ongoing free cash flow growth that fuels both our investment leadership and BCE’s returns to shareholders,” said Mirko Bibic, President and Chief Executive Officer of BCE and Bell Canada. “Bell’s performance in Q2 underscored the scale and resiliency of our networks, the strength of our financial foundation, and the Bell team’s success in keeping Canadians fully connected and informed throughout the COVID-19 crisis.”

“As economic activity continues to build, Bell will continue generating operating momentum while maintaining the financial flexibility to drive both our national investment strategy and the BCE common share dividend. Backed by a strong balance sheet and the best networks, Bell’s dedicated and seasoned team is proud to be playing a critical role in Canada’s recovery,” said Mr. Bibic. “I’m also proud to highlight how the Bell team has come together to address the wide-ranging impacts of systemic racism and inequality with meaningful action at our company – including new corporate targets for Black, Indigenous and People of Colour representation in senior management and young leaders starting their careers – and in our communities, with

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dedicated Bell Let’s Talk support for racialized Canadians and new partnerships with expert advisors to guide and strengthen our response.”

KEY Q2 BUSINESS DEVELOPMENTS

Supporting BIPOC team members and communities

Bell is working to address systemic racism and inequality with new initiatives to support Black, Indigenous and People of Colour (BIPOC) team members and communities. This includes updated targets for BIPOC representation in Bell senior management (at least 25% by 2025) and intern and graduate hiring (at least 40%); new partnerships with Black Professionals in Tech Network and BIPOC TV & Film, including Bell Media’s creation of a Content Diversity Task Force; and the launch of the $5 million Bell Let’s Talk Diversity Fund to support the mental health and wellbeing of racialized Canadians, with inaugural funding for Black Youth Helpline and National Association of Friendship Centres.

COVID-19 response and recovery

Bell has confronted COVID-19 by keeping Canadians connected and informed; prioritizing the health and safety of the public and our team; and supporting our customers and communities with special initiatives. Despite unprecedented demand across our networks, Bell has maintained service availability at 99.99+% throughout the crisis; introduced innovative tactics to champion customer experience (including equipping 12,000 call centre agents to work from home, retraining thousands of team members as service agents and introducing innovative remote installation practices); and launched enhanced online and appointment-based sales options. With appropriate health and safety precautions, Bell call centres resumed operations and are now achieving pre-COVID service levels, while 99% of Bell, The Source and authorized dealer stores and kiosks have reopened nationwide. As part of its support for Canadian communities during COVID-19, Bell Let’s Talk also announced new funding for frontline mental health providers including Kids Help Phone, Canadian Red Cross, Canadian Mental Health Association, Revivre and the Bell True Patriot Love Fund.

Champion customer experience: Virgin Mobile remains #1, CCTS leadership

Virgin Mobile Canada was ranked #1 by J.D. Power in its annual Wireless Customer Care Study for the fourth year in a row, and topped the analyst company’s 2020 Wireless Purchase Experience Study as well. Bell’s strategic focus on customer experience was also reflected in the latest report from the Commission for Complaints for Telecom-television Services (CCTS) in Q2, which shows a 26% drop in the number of CCTS complaints by Bell customers, again the best performance among national carriers.

Best networks: 5G leadership, rural Wireless Home Internet

Bell turned on Canada’s largest 5G wireless network, offering unprecedented mobile data speeds in Montréal, the GTA, Calgary, Edmonton and Vancouver along with Canada’s broadest selection of 5G-capable smartphones. Bell announced that Ericsson will join Nokia as a provider of radio access network equipment for Bell 5G, and we are partnering with Western University to accelerate 5G innovation. Following our accelerated rollout of rural Wireless Home Internet (WHI) service in response to unprecedented demand during COVID-19, Bell announced we will double WHI download speeds for rural Canada with 50/10 Internet access this fall while also expanding WHI service to rural communities throughout the Atlantic provinces.

TV and Media: Bell Streamer, Virgin TV, V acquisition

Our latest television innovation, Bell Streamer is a compact Android device offering all-in-one access to live TV and on-demand content from Bell Alt TV, support for all major streaming

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services, and access to thousands of apps in Google Play. Virgin TV is a new app-based television service that works across iOS and Android smartphones, tablets, laptops and streaming devices, offering Virgin Internet Members an all-new way to watch live TV and on-demand programs. Bell Media completed the acquisition of V, our first French-language conventional TV network and its ad-supported streaming service Noovo.ca, and will unveil a new brand for the network later this month. Bell Media announced its extensive slate of new English-language and French-language programming for the fall season, Crave launched HBO Max programming in Canada and CTV was named the most-watched network in primetime for the 19th straight year.

Bell sells 25 data centres to Equinix

Reinforcing our strategy to focus investment on Canada’s best networks, content and services, Bell agreed to sell 25 of our data centres to Equinix in an all-cash transaction valued at $1.04 billion. Retaining 5 data centres across the country, Bell also becomes the first Equinix Platinum Partner in Canada, enabling Bell Business Markets to provide enterprise clients access to the international scale of Equinix’s integrated network and cloud solutions. All regulatory approvals have been obtained and the transaction is expected to close in the second half of 2020 subject to customary closing conditions.

BCE Q2 RESULTS

Following BCE’s June 1, 2020 announcement that it had agreed to sell substantially all of its data centre operations, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2020	Q2 2019	% change
BCE

Operating revenues	5,354	5,889	(9.1%)

Net earnings	294	817	(64.0%)

Net earnings attributable to common shareholders	237	761	(68.9%)

Adjusted net earnings(1)(2)	573	840	(31.8%)

Adjusted EBITDA(3)	2,331	2,572	(9.4%)

Net earnings per common share (EPS)	0.26	0.85	(69.4%)

Adjusted EPS(1)(2)	0.63	0.93	(32.3%)

Cash flows from operating activities	2,562	2,093	22.4%

Capital expenditures	900	967	6.9%

Free cash flow(1)(4)	1,611	1,076	49.7%

“While reduced economic activity and customer demand across Bell business segments significantly impacted revenue and earnings in Q2, Bell delivered positive postpaid wireless and retail Internet growth as well as significantly improved customer churn including in legacy services such as residential home phone. Despite the COVID-19 driven decline in adjusted EBITDA, free cash flow increased 50% in the quarter to $1.6 billion, with overall free cash flow growth of more than 30% for the first half of the year,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “We remain confident in the underlying, long-term fundamentals and performance of BCE, including a healthy balance sheet and substantial, ongoing free cash flow

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generation that provides us with considerable financial flexibility to navigate the COVID-19 recovery while more than meeting all our cash requirements for the balance of 2020.”

●

BCE operating revenue was $5,354 million, down 9.1% compared to Q2 2019, due to reduced consumer and commercial activity as COVID-19 negatively impacted financial results across all Bell operating segments. This was comprised of 7.5% lower service revenue of $4,800 million and 20.7% lower product revenue of $554 million.

●

Net earnings declined 64.0% to $294 million and net earnings attributable to common shareholders totalled $237 million, or $0.26 per share, down 68.9% and 69.4% respectively. The decreases were the result of higher other expense, which included $452 million of impairment charges related to certain Bell Media TV and radio properties, and lower adjusted EBITDA, partly offset by lower income taxes.

●	Adjusted net earnings were $573 million, or $0.63 per common share, down 31.8% and 32.3% respectively, compared to $840 million, or $0.93 per common share, in Q2 2019.
●

Adjusted EBITDA decreased 9.4% to $2,331 million, driven by declines of 9.2% at Bell Wireless, 5.3% at Bell Wireline and 31.9% at Bell Media. BCE’s consolidated adjusted EBITDA margin(3) was down 0.2 percentage points to 43.5%.

●

Total BCE capital expenditures decreased 6.9% to $900 million, for a capital intensity(5) ratio of 16.8% compared to 16.4% in Q2 last year. The decline was due to fewer new customer service installations and less network construction as Bell continued to focus on stabilizing operations during COVID-19 and ensuring critical service continuity. Despite the slower spending, we continued to invest in the expansion of our fibre network, launched initial mobile 5G service, and accelerated the rollout of Wireless Home Internet to more rural locations in Québec and Ontario.

●

BCE cash flows from operating activities increased 22.4% to $2,562 million from $2,093 million last year, due mainly to higher cash from working capital and a delay in income tax installment payments as a result of government COVID-19 relief measures.

●

Free cash flow grew 49.7% to $1,611 million, from $1,076 million last year, due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and lower capital expenditures.

Q2 SUBSCRIBER HIGHLIGHTS

●

BCE reported 34,702 net new wireless customers (21,632 postpaid and 13,070 prepaid) in Q2, surpassing 10 million total wireless subscribers; 19,023 net new retail Internet customers; a net loss of 3,604 IPTV customers; a net loss of 11,940 retail satellite TV customers; and a net loss of 48,405 retail residential NAS lines. These subscriber results are net of provisions recorded due to COVID-19 for non-paying customers who have not been disconnected.

●

BCE wireless and retail Internet, TV and residential NAS connections(5) totalled 18,935,326, up 1.4% over Q2 2019. The total includes 10,012,259 wireless customers, up 4.0% (including 9,205,222 postpaid customers, an increase of 3.3%, and 807,037 prepaid customers, up 12.2%); 3,597,219 retail Internet subscribers, up 3.9%; 2,738,365 retail TV subscribers, down 1.0% (including 1,766,430 IPTV customers, an increase of 3.1%, and 971,935 retail satellite TV customers, down 7.8%); and 2,587,483 retail residential NAS lines, down 8.3%.

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Q2 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue decreased 11.0% to $1,922 million, driven by lower service and product revenues.
●

Service revenue declined 6.2% to $1,493 million, mainly due to lower roaming revenue from reduced travel and the waiving of roaming charges because of COVID-19; lower data overage from continued adoption of unlimited plans and greater customer offloading to home Wi-Fi; and support for customers during the crisis, including the waiving or reduction of certain fees.

●	Product revenue was down 24.5% to $429 million as transactions were impacted by retail store closures and reduced consumer activity due to COVID-19.
●

Consistent with the decline in revenue, wireless adjusted EBITDA decreased 9.2% to $879 million. However, wireless margin increased 0.9 percentage points to 45.7% due to a 12.5% reduction in operating costs as a result of reduced sales activity.

●	Bell added 34,702 total net new postpaid and prepaid customers, compared to 149,478 in Q2 2019.
●

Postpaid net additions totalled 21,632, down from 102,980 in Q2 2019. Overall market activity was affected by retail channel closures and fewer promotional offers due to COVID-19, resulting in a 35.2% decline in Q2 postpaid gross additions. This was moderated by an improvement in postpaid customer churn(5) to 0.82%, our best postpaid churn result ever. This result is net of a provision we took estimating the number of customer deactivations that would have otherwise occurred in the quarter for delayed or non-payment.

●	Prepaid net additions were 13,070 compared to 46,498 in Q2 last year, reflecting a 9.1% decrease in gross additions, while prepaid churn increased 0.43 percentage points to 4.63%.
●	Bell’s wireless customer base totalled 10,012,259 at the end of Q2, a 4.0% increase over last year, comprising 9,205,222 postpaid subscribers, up 3.3%, and 807,037 prepaid subscribers, up 12.2%.
●

Blended average billing per user (ABPU)(5) decreased 8.8% to $62.77, mainly the result of declines in roaming, data overage and other fee revenue due to COVID-19, as well as the dilutive impact from continued prepaid customer growth.

Bell Wireline

●	Total wireline operating revenue decreased 1.0% in Q2 to $3,043 million.
●

Service revenue was down 0.8% to $2,917 million, due mainly to ongoing declines in legacy voice, data and satellite TV services; lower business service solutions sales; and the impact of customer accommodations during COVID-19, including fee reductions and delays in implementing planned rate increases for certain residential services. This was partly offset by higher combined Internet and IPTV revenue driven mainly by year-over-year retail subscriber growth.

●	Product revenue was down 5.3% to $126 million due to a decline in data equipment sales to large business enterprise customers and a slowdown in overall customer spending during COVID-19.
●

Wireline adjusted EBITDA decreased 5.3% in Q2 to $1,279 million. Despite favourable cost impacts from reduced commercial activity and other discretionary cost savings and efficiencies achieved during COVID-19, total operating costs increased 2.4% due to a number of COVID-19 related factors, including the purchase of personal protective equipment, increased cleaning costs and supplies, employee redeployment costs, significant donations of protective masks to healthcare and other frontline workers, and

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higher bad debt expense as a result of an uncertain economic and employment environment. These factors contributed to a 1.9 percentage point decline in margin to 42.0%.
●

Bell added 19,023 new retail Internet customers compared to 19,414 in Q2 2019. Higher residential net activations, supported by ongoing expansion of Bell’s all-fibre and Wireless Home Internet footprints as well as fewer customer deactivations during COVID-19, was offset by lower business net activations due to the shutdown of non-essential services during the crisis.

●	Retail Internet customers totaled 3,597,219 at the end of Q2, an increase of 3.9% over last year.
●

Bell’s retail IPTV customer base declined by 3,604 net subscribers in Q2, compared to a net gain of 16,775 last year, due to reduced sales activity and fewer customers installing new TV services during COVID-19, increasing market maturity for Fibe TV and Alt TV, and ongoing over-the-top substitution. Bell served 1,766,430 retail IPTV subscribers at the end of Q2, up 3.1% over last year.

●	Retail satellite TV net customer losses improved 17.2% to 11,940 from 14,425 last year due to fewer customer deactivations.
●	At the end of Q2, Bell had a combined total of 2,738,365 retail IPTV and satellite TV subscribers, down 1.0% from Q2 2019.
●

Retail residential NAS net losses improved 33.5% to 48,405, due to decreased customer deactivations during COVID-19 and fewer customers with expired promotional bundle offers. Bell’s retail residential NAS customer base totalled 2,587,483 at the end of Q2, an 8.3% decline from last year.

●	Our wireline subscriber results are net of provisions estimating the number of customer deactivations that would have otherwise occurred in the quarter for delayed or non-payment.

Bell Media

●	Total media operating revenue decreased 31.2% to $579 million due to lower year-over-year advertising and subscriber revenues.
●

Advertising revenue declined materially on reduced advertiser spending across all platforms – TV, radio, out of home and digital, due to the impact of COVID-19 on commercial activity, the suspension of major league sports schedules and the cancellation of other live events.

●

Subscriber revenue was down due to declines across multiple channels reflecting continued cord shaving and over-the-top substitution. Total subscribers have remained essentially stable during the COVID-19 period, with subscribers for Crave growing to approximately 2.8 million from almost 2.7 million last year.

●	Adjusted EBITDA decreased 31.9% to $173 million due to the flow-through impact of lower revenue, partly offset by reduced operating costs.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.8325 per common share, payable on October 15, 2020 to shareholders of record at the close of business on September 15, 2020.

FINANCIAL OUTLOOK

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including possible resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which

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COVID-19 will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and possible resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Given this unprecedented and highly uncertain environment, BCE withdrew on May 6, 2020 all of its 2020 financial guidance it announced on February 6, 2020.

BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures for 2020 and to sustain BCE’s common share dividend payments for the foreseeable future.

See BCE’s Q2 2020 MD&A for more information on the historical and future potential impacts of COVID-19 on our business, financial condition, liquidity and financial results, including, without limitation, the introduction to section 1, Overview, section 1.3, Assumptions, section 4.7, Liquidity and section 7, Business risks.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2020 results on Thursday, August 6 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-866-696-5894 or 416-641-6150 and enter passcode 7959145#. A replay will be available until midnight on September 4, 2020 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 4511636#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q2-2020 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

(2) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could

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potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non- recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q2 2020		Q2 2019

	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	237	0.26	761	0.85

Severance, acquisition and other costs	16	0.02	28	0.04

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	7	-	(9)	(0.02)

Net (gains) losses on investments	(11)	(0.01)	53	0.06

Early debt redemption costs	-	-	13	0.01

Impairment of assets	328	0.36	1	-

Net earnings from discontinued operations	(4)	-	(7)	(0.01)

Adjusted net earnings	573	0.63	840	0.93

(3) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q2 2020 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)

	Q2 2020	Q2 2019
Net earnings	294	817

Severance, acquisition and other costs	22	39
Depreciation	869	879
Amortization	234	220
Finance costs
Interest expense	280	279
Interest on post-employment benefit obligations	11	15
Impairment of assets	449	1
Other expense (income)	80	54
Income taxes	96	275

Net earnings from discontinued operations	(4)	(7)

Adjusted EBITDA	2,331	2,572

BCE operating revenues	5,354	5,889

Adjusted EBITDA margin	43.5%	43.7%

(4) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2020	Q2 2019
Cash flows from operating activities	2,562	2,093

Capital expenditures	(900)	(967)

Cash dividends paid on preferred shares	(33)	(37)

Cash dividends paid by subsidiaries to NCI	(12)	(12)

Acquisition and other costs paid	11	21

Cash from discontinued operations (included in cash flows from operating activities)	(17)	(22)

Free cash flow	1,611	1,076

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(5) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, the expected continued payment by BCE of its common share dividend for the foreseeable future, our network deployment and capital investment plans, BCE’s financial flexibility to navigate the COVID-19 recovery and meet its anticipated 2020 cash requirements, the expected timing and completion of the proposed sale of 25 data centres at 13 sites to Equinix, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 6, 2020 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 6, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

The forward-looking statements set out in this news release are based on certain assumptions including, without limitation, the following assumptions. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including possible resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this news release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

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●

Our liquidity from our cash and cash equivalents balance, the remaining capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the remainder of 2020

●	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements include, without limitation: pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the uncertainty of its severity and duration, including possible resurgences in the number of cases and the potential re-introduction of emergency measures, and the adverse effects thereof; our inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements; our failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion, and implement additional sanitation and safety procedures as a result of the COVID-19 pandemic; our inability to drive a positive customer experience; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to operate our business; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; pension obligation volatility and increased contributions to post-employment benefit plans; regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business; the intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; the adverse effect of changing viewer habits and the expansion of OTT TV on subscriber and viewer growth and on the advertising market; rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content; the proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure; higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention; the inability to protect our physical and non-physical assets from events such as information security attacks, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities; the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings; the failure to implement or maintain highly effective IT systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions; our failure to test, maintain, replace or upgrade our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; changes to our base of suppliers or outsourcers that we may decide on or be required to implement; the failure of our vendor selection, governance and oversight processes;

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security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; the unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters; health concerns about radiofrequency emissions from wireless communication devices and equipment; and the expected timing and completion of the proposed sale by BCE of 25 data centres at 13 sites to Equinix are subject to closing conditions and other risks and uncertainties.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 Second Quarter MD&A dated August 5, 2020 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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